UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2004

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: Marcos Grodetsky Title: Investor Relations Officer

Rio de Janeiro, August 31, 2005 - TELE NORTE LESTE PARTICIPAÇÕES S.A. (NYSE: TNE), following its August 31, 2005 Board of Directors meeting, announces today that o n July 21st, 2005, the Company received a letter of resignation from Mr. João Carlos do Couto Ramos Cavalcanti, member of the Board of Directors. On July 27th, 2005 , during its monthly ordinary meeting, the Board of Directors registered the resignation and approved the automatic assumption of the post by the alternate director, Mr. Valter Manfredi Souza. As a consequence, Mr. Luciano Siani Pires was appointed to serve as the alternate to Mr. Valter Manfredi Souza on TNL's Board of Directors.

Then, on August 09th, 2005 , the Company received a letter of resignation from Mr. Valter Manfredi Souza. On August 31st, 2005 , during its monthly ordinary meeting, the Board of Directors registered the resignation and appointed the alternate director, Mr. Luciano Siani Pires as director. As a consequence, Mr. Marcos Barbosa Pinto was appointed to serve as the alternate to Mr. Luciano Siani Pires on TNL's Board of Directors.

Luciano Siani Pires

He holds a bachelor's degree in mechanical engineering from Pontifícia Universidade Católica of Rio de Janeiro (1991) and an MBA from Stern School of Business – New York University (2001). In 1992, he joined the BNDES, where he was Head of the Export Operations Department. From 2003 to 2005, he worked for McKinsey Consulting. Since May 2005, he has held the position of Head of the Securities Portfolio Management Department with BNDES.

Marcos Barbosa Pinto

He has held a similar position with the Telemar Participações' board of Directors since April 14, 2005 . He received a law degree from Universidade do São Paulo and a masters in law from Yale University . Currently, he has been working with BNDES as an advisor to the BNDES Vice President. He also works as a Private-Public Partnership Manager – PPP's with BNDES and is member of the PPP's Technical Commission on Federal Governance.

Marcos Grodetzky

Finance & Investor Relations Officer